Exhibit 99.1

CI Financial Establishes U.S. Headquarters in Miami

Fast-growing C$320-billion wealth and asset management firm makes strategic move to support continued U.S. expansion

MIAMI & TORONTO--(BUSINESS WIRE)--September 15, 2021--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX), a diversified global asset and wealth management company, announces the establishment of its U.S. headquarters in Miami.

The addition of a headquarters in Florida follows CI’s rapid wealth management expansion in the U.S., with the company acquiring or agreeing to acquire 21 registered investment advisor firms (including affiliate acquisitions) in 19 months since rolling out a new corporate strategy. During this period, CI’s U.S. assets have reached C$92 billion (US$73 billion). CI’s total assets globally have grown to C$320 billion (US$254 billion), up from C$176 billion (US$131 billion) only 18 months ago – making CI one of the fastest-growing asset and wealth management companies globally. (Asset levels as at August 31, 2021.)

Establishing the Miami headquarters serves as a natural evolution of CI’s expansion in the U.S. This office will oversee the continued development of CI Private Wealth, the brand name for CI’s U.S. platform.

“Miami is an incredible place to establish our U.S. headquarters and support our fast-growing U.S. business,” said Kurt MacAlpine, Chief Executive Officer of CI Financial. “It serves as the next logical step for our expansion plans as we work to build the leading high-net-worth wealth management platform in the country. In addition, Miami is a vibrant, multicultural city that offers a deep talent pool, an attractive location for recruiting and a very business-friendly environment.”

The office, located in the city’s Brickell district, will be home to CI’s U.S. operations and the primary location for its U.S. leadership team. CI’s executive officers will divide their time between the Miami and Toronto offices. CI expects to expand its presence in Miami over time as the firm continues to execute against its U.S. corporate strategy.

“We are thrilled to welcome CI Financial to Florida,” said Governor Ron DeSantis. “Their move is the latest example of our welcoming business climate at work – something we continue to see from Miami to Pensacola. We appreciate CI Financial’s commitment to our state and wish them all the success.”

“CI Financial is the largest financial institution to ever place a headquarters in South Florida,” said Miami Mayor Francis Suarez. “The significance of this cannot be overstated and moves us further towards our goal to become the ’capital of capital.’ We thank Kurt MacAlpine, the board of directors, their executive team, and our own Venture Miami team for supporting their move to the City of Miami.”

“We are thrilled to welcome one of Canada’s largest asset and wealth management firms to Miami-Dade County. This move is a testament to the ongoing efforts of The Miami-Dade Beacon Council and our thriving community that continues to attract a growing number of global firms in finance, tech and more,” said Miami-Dade Mayor Levine Cava.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$320.4 billion (US$253.9 billion) in client assets as at August 31, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, BDF LLC, Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, Radnor Financial Advisors, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Segall, Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisitions of Portola Partners Group LLC and Budros, Ruhlin & Roe, Inc. will be completed and their asset levels will remain stable, that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
United States
Trevor Davis, Gregory FCA for CI Financial
443-248-0359
trevor@gregoryfca.com

Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com